FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 30 July, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Half-year report 2025 – Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Half-Year Report

2025

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “II. Accounting Policies A. Basis of presentation” and “II. Accounting Policies B. Group accounting” to our unaudited consolidated condensed interim financial statements included in this half-year report.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2025, has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008 (as amended), and should be read in conjunction with the annual report for the year ended December 31, 2024 (including the financial statements contained therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”). Additionally, this half-year report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit I for more details on these alternative performance measures.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB and as adopted by the EU. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS. See note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by Forvis Mazars, Cabinet de révision agréé, the Company’s statutory auditor, in accordance with the lnternational Standard on Review Engagements 2410, "Review of lnterim Financial lnformation Performed by the lndependent Auditor of the Entity" issued by the lnternational Auditing and Assurance Standards Board.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Website is Not Part of this Half-Year Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not a part of this half-year report. All references in this half-year report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

This version of the half-year report is the only authoritative version and is available on the Luxembourg Stock Exchange website: https://my.luxse.com/FIRST

Industry Data

Unless otherwise indicated, industry data and statistics (including historical information, estimates or forecasts) in this half year report are contained in or derived from internal or industry sources believed by Tenaris to be reliable. Industry data and statistics are inherently predictive and are not necessarily reflective of actual industry conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Such data and statistics have not been independently verified, and the Company makes no representation as to the accuracy or completeness of such data or any assumptions relied upon therein.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning and subject to the “safe harbor” provisions of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Company Overview”, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	our ability to implement our business strategy and to adapt it adequately to the energy transition;

•	our ability to grow through acquisitions, joint ventures and other investments, or integrate newly acquired businesses or assets;

•	our ability to provide value added products and services and price such products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	the competitive environment or level of consolidation in our business and our industry;

•	the impact of climate change legislation, including increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing greenhouse gas (“GHG”) emissions;

•	the physical risks resulting from climate change, including natural disasters, increased severity of extreme weather events, chronic climate changes and long-term shifts in weather patterns;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	the impact of the world’s economy on the energy sector in general, or our business and operations;

•	general macroeconomic conditions, including renewed inflation or high inflation rates, inflation containment measures and foreign exchange measures, as well as, international conflicts, public health epidemics and other political, social, or economic conditions and developments in the countries in which we operate or distribute pipes, including developments in connection with the Russia-Ukraine war and Middle East armed conflicts; and

•	changes to applicable laws and regulations, including the imposition of recent or additional tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

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INTERIM MANAGEMENT REPORT

Company Overview

Tenaris is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and other industrial applications. Our customers include most of the world’s leading oil & gas companies, and we operate an integrated network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, the Middle East, Asia and Africa.

Although our operations are mainly focused on serving the oil & gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bioenergy) power plants, hydrogen storage and transportation, and carbon capture and storage (“CCS”).

Through an integrated global network of R&D, manufacturing, and service facilities, and a team of around 26,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability.

For more information on the Company, including its business strategy, competitive strengths, business segments, products, processes and facilities, main competitors, raw materials and energy, main investments and capital expenditure program, see our annual report for the year ended December 31, 2024, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

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Principal Risks and Uncertainties

We face certain risks, including risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry.

Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth, length and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the consolidation in the oil and gas industry, the development and availability of new drilling technology, as well as political and global economic conditions, and government regulations affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products, which may impact our results of operations.

There is also an increased attention on GHG emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. Government initiatives to reduce GHG emissions, such as the adoption of “cap-and-trade” systems (such as the EU Emissions Trading System (“ETS”)), the introduction of a carbon tax or carbon-pricing systems (such as the EU Carbon Border Adjustment Mechanism (“CBAM”)), or other measures to promote the use of renewable energy sources, or electric vehicles, could affect oil and gas prices. The EU ETS signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. Similarly, the EU CBAM, which was adopted on May 17, 2023, aims at promoting a reduction of emissions worldwide by subjecting the import of certain products, including steel, from countries outside of the EU to a carbon levy linked to the carbon price payable for goods produced in EU countries. Starting on January 1, 2026, the CBAM will enter into full force and importers will need to obtain an authorization to import goods covered by the CBAM, make annual statements on the quantity of goods imported into the EU and their embedded GHG emissions and purchase certificates to cover their declared emissions. Other countries are introducing or considering similar measures or regulations, which aim at lowering emissions. If there is no meaningful progress in lowering carbon emissions in the years ahead, there is an increased possibility of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy.

In addition, the global regulatory landscape for Environmental, Social and Governance (“ESG”) is becoming increasingly complex, and jurisdictions in which we have operations have adopted or proposed laws, regulations and policies that diverge from, or potentially conflict with, those in other jurisdictions. For example, the EU has adopted regulation enhancing disclosure of climate-related matters, including the EU taxonomy classification system (designed to help the EU scale up sustainable investment and implement the European Green Deal), the Corporate Sustainability Reporting Directive (which mandates disclosure of risks and opportunities arising from social and environmental issues, and on the impacts of activities on people and the environment) and the Corporate Sustainability Due Diligence Directive (requiring to identify, prevent, mitigate, and account for adverse human rights and environmental impacts in operations and supply chains). In addition to laws, regulations and policies aimed at enhancing transparency and promoting sustainability-related practices, there has been an increase in regulatory activity against climate and diversity-related initiatives, which has led and may continue to lead to new laws, regulations and policies seeking to limit, discourage or prohibit such initiatives. Failure to comply with any legislation, regulation or policy, including as a result of good faith interpretations that may differ from those taken by enforcement authorities in relevant jurisdictions, could lead to substantial fines, regulatory sanctions, reputational damage and operational changes.

We provide products and services to the oil and gas industry, which accounts, directly and indirectly, for a significant portion of GHG emissions. Existing and future legislation and regulations related to GHG emissions (such as increased pricing of GHG emissions and enhanced emissions-reporting obligations) and climate change, as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions options (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), and the increased competitiveness of alternative sources of energy, may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which could become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry, potentially leading to write-offs and early retirement of existing assets. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards more environmentally sustainable sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental operating costs (such as incremental compliance costs and increased insurance premiums) and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. Also, shifts in customer preferences and failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, negatively impact workforce management and planning, erode stakeholder support and restrict or reduce access to financial resources. Moreover, our customers, investors, regulators, employees and other stakeholders have differing requirements, expectations, demands and perspectives on these topics, which are continuing to evolve and diverge. We may not be able to meet the differing requirements, expectations and demands of all of our stakeholders, which could harm our reputation, subject us to legal and operational risks, impact customer demand, and adversely impact our financial condition and operating results.

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Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, extreme wind, fires, flooding or coastal storm surges have resulted, and may in the future result, in the shutdown of our facilities, evacuation of our employees, and activity disruptions at our clients’ well-sites or in our supply chain. For example, the severe freeze in the United States and Mexico in early 2021, caused gas and power shortages in Texas, resulting in additional costs and production disruptions and losses. Chronic climate changes, such as changes in precipitation patterns and rises in average temperatures and sea levels, may result in increased operating costs or capital expenditures due to supply shortages or damage to facilities, higher insurance premiums or reduced availability of insurance, decreases in revenue derived from lower production capacity, and write-offs or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

We are subject to a wide range of local, state, provincial and national laws, local and international regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts made in compliance with all applicable laws at the time they were performed. Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations. In addition, our oil and gas casing, tubing and line pipe products (including specialty tubing) are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability.

Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. We import OCTG from Argentina and Mexico to complement our significant and growing production in the United States. From time to time, local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. For example, in October 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of OCTG imports from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG imports from Russia and South Korea, which resulted in a determination by the International Trade Commission, issued in October 2022, that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Tenaris and other parties have appealed the agencies’ determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. For more information on the result of the investigations, the DOC’s determination and current status of this matter, please refer to note 18 to our unaudited consolidated condensed interim financial statements included in this half-year report for a summary description of Tenaris’s material outstanding legal proceedings as of the date of such financial statements. Antidumping or countervailing duty proceedings, any resulting penalties or any other form of import restriction have in the past impeded, and may in the future restrict, our access to important export markets for our products, thereby adversely impacting our sales or limiting our opportunities for growth.

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If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of other international trade regulations. The shipment of goods and services across international borders exposes us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the EU, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions that restrict or prohibit transactions involving Iran, Syria, Venezuela and Russia or their citizens or companies. Similarly, we are subject to the U.S. anti-boycott laws. Trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations.

In March 2018, the U.S. imposed a 25% tariff, under Section 232 of the Trade Expansion Act of 1962, on imported steel products, with some country exemptions and quotas. In early 2025, the U.S. announced broader tariffs, extending the 25% rate to all imported steel and derivative products, including those produced and sold by the Company, with phased implementation. In June 2025, these tariffs were increased to 50% (except for steel imports from the United Kingdom which remain subject to a 25% tariff). These announced U.S. tariffs on steel imports and other tariffs, including reciprocal tariffs or retaliatory measures by other countries, could affect market prices and dynamics, supply chains, and cost structures. Implementation is still uncertain. In this context, the Company is unable at this time to predict the evolution or ultimate outcome of these developments, or to quantify the impact that the announced measures, if maintained, would have on its business or financial condition. For more information on this matter, please refer to note 24 to our unaudited consolidated condensed interim financial statements included in this half-year report.

Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, result in higher costs of production that cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely impact our operations, affect customer service levels or our reputation, or expose us to liability and, consequently, adversely affect our financial results. Low levels of capacity utilization or failure to retain qualified workforce could also affect our results of operations and financial conditions. A recession in developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

Regarding the impact of variations in product demand, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly in product demand for several reasons, including operational constraints and regulatory restrictions. If demand of our products falls significantly, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. In addition, if demand continues on high levels or increases, we may not be able to retain qualified workforce or hire additional employees soon enough. Moreover, certain consequences of climate change, such as shifts in customer preferences, stigmatization of our industry or failure to respond to shareholders’ demand for climate-related measures could negatively impact workforce management and planning, adversely affecting employee attraction and retention.

Any adverse economic, political or social developments in the countries in which we operate may negatively affect our revenues, profitability and financial condition. We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Mexico, Nigeria, Romania, Saudi Arabia, the United Arab Emirates and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and in the future could be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports, antidumping or countervailing duties, travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (including the Russia-Ukraine war and regional conflicts in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable.

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Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations. Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. As a result of the war and related sanctions, energy and commodity prices spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. A long-standing conflict makes it hard to predict how energy and commodity prices will continue to behave as higher prices and possible shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, direct reduced iron (“DRI”), hot briquetted iron (“HBI”), ferroalloys, steel bars, coils and plates) would result in higher production costs and potential plant stoppages, affecting our profitability and results of operations. As a result of existing or future economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices.

We have suspended sales to Russian customers or purchases from Russian suppliers that would breach applicable sanctions, we have closed our representative office in Moscow and we terminated our joint venture in Russia with Severstal.

Other ongoing armed conflicts, including the Middle East conflict and the ongoing shipping crisis in the Red Sea, may disrupt our operations, increase our costs, and adversely affect our delivery times.

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition through reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated (including as a result of increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities by making significant capital investments and acquiring interests in, or businesses of, various companies. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments, on assumptions with respect to timing, profitability, market and customer behavior, and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions. In addition, acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Tenaris of the advantages and expected synergies of acquisitions, or initiate investigation upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may prevent or delay transactions, which could have an adverse effect on our financial condition and results of operations.

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Half-year report 2025 - Interim management report

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the risk of double taxation on our results. However, in case double taxation persists, dispute resolution mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. Our interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. In December 2021, the OECD released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two Organization for Economic Co-operation and Development’s (“OECD”) initiative, the EU adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the European Union, effective as from January 1, 2024. On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law took effect for fiscal years commencing on or after December 31, 2023. The Company is within the scope of the rules, and therefore is required to calculate its GloBE effective tax rate for each jurisdiction where it operates and is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. While the implementation of the Pillar Two project is underway in many countries, negotiations among the respective countries regarding Pillar One implementation details have not yet concluded, and therefore, it is not yet clear when it will be fully in effect. The European Commission (“EC”) adopted in 2016 its Anti-Tax Avoidance Directive (“ATAD”), later expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed. In addition, the EC drafted a directive aiming to avoid the use of shell entities (ATAD 3), which is still under discussion. On January 20, 2025, the United States announced that it would withdraw from the OECD Global Tax Deal and that any prior commitments made by the United States will no longer have any force or effect. The memorandum announcing the withdrawal also directed the U.S. Secretary of the Treasury to develop and deliver to President Trump, within 60 days, a list of protective measures or other options towards foreign countries that are either not in compliance with any tax treaty with the United States or have, or are likely to have, tax rules that are extraterritorial or disproportionately affect U.S. companies. More recently, there are ongoing developments in discussions and potential agreements that may lead to future changes in Pillar 2 regulations, potentially reducing the impact on U.S.-based companies. However, at this stage, the scope and implementation details of such prospective reforms remain unknown. Regardless of whether these discussions advance or not, no material impact is expected for our company under either scenario.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. As of June 30, 2025, we had approximately $1,090 million in goodwill corresponding mainly to the acquisition of Hydril Company in 2007.

As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. For more information on foreign exchange rate risk and restrictions, and in particular for the current situation in Argentina, see note 20 “Foreign exchange control measures in Argentina” to our unaudited consolidated condensed interim financial statements included in this half-year report.

We operate and conduct business globally, including in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, associates, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit offering or making of improper payments to any individual, including to government officials, for the purpose of obtaining a benefit or undue advantage or keeping business, as stated by the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate, which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted in the past at any acquired business. Investigations by government authorities may occupy considerable management time and attention, weaken company compliance culture and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

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Half-year report 2025 - Interim management report

Cyberattacks could have a material adverse impact on our business and results of operations. We rely heavily on information systems to conduct our operations, and digital technologies have an increasingly significant role across our business. Although we devote significant resources to protect our systems and data and we continually monitor and evaluate the actual or potential impact of external developments and available information on threats and security incidents, we have experienced and expect to continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, ransomware, spoofing, cyberattacks and/or cybersecurity risks arising from service providers. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. Cybersecurity threats represent one of the most significant risks for most businesses. Cyberattack attempts continued to increase throughout 2024 and the first half of 2025, and the development and wide availability of artificial intelligence (“AI”) has increased the number, scope and chances of success of such attacks. In addition, emerging technologies, like generative artificial intelligence (“GenAI”), which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. In 2024 and the first half of 2025, we continued improving cybersecurity controls, processes and procedures to monitor, detect, assess, respond to and recover from hacking, malware infections, cybersecurity compromises and other risks, with the aim of increasing our cyber resilience. In addition, we continued with cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats, and tailored cybersecurity training programs addressed to our executives and employees. We have also instructed our employees not to submit confidential information to any AI that is not approved by Tenaris. However, given the rapidly evolving nature of cyberthreats, and particularly as the adoption of AI tools becomes more relevant to Tenaris operations, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. Furthermore, the increasing complexity of supply chains poses an additional cybersecurity risk, considering software vulnerabilities and the risk of propagation of cyberattacks throughout Tenaris’s ecosystem, including suppliers, service providers and customers. There is no assurance that the systems implemented by third parties will be effective, and Tenaris cannot fully control the exposure to failures or breaches of such systems. If critical suppliers, service providers, customers or other relevant third parties become subject to cyberattacks, depending on their scope and success, Tenaris’s information or systems may be compromised and, eventually, such third parties may be unable to provide key services or supplies, thus affecting our activities and operations. If our systems for protecting against cybersecurity risks (or cybersecurity measures implemented by our suppliers, service providers and customers) are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach), damages and harm to the environment and people, or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Additionally, although we periodically consider cyber insurance coverage options, we do not currently maintain cybersecurity insurance, and the insurance we carry for property damage and general liability may not be adequate or available to protect us from damages derived from cyberthreats or coverage may be limited. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, increased operational risk of service failure, loss of technology competitiveness and reputation. Furthermore, in response to the increase in the number and sophistication of ransomware attacks, U.S. and regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors, which would constrain our ability to deal with ransomware attacks, should they occur.

As a holding company, our subsidiaries’ ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of such subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

As of June 30, 2025, San Faustin beneficially owned 66.57% of the Company’s issued share capital, and 67.39% of the voting rights. San Faustin’s share percentage ownership and voting rights increased following the cancellation of the shares repurchased by the Company under its share buyback programs, approved at the extraordinary general meeting of shareholders, held on April 30, 2024, and its extraordinary general meeting of shareholders held on May 6, 2025. The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

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Half-year report 2025 - Interim management report

Outstanding Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued any provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

See note 18 “Contingencies, commitments and restrictions to the distribution of profits” to our unaudited consolidated condensed interim financial statements included in this half-year report for a summary description of Tenaris’s material outstanding legal proceedings as of the date of such financial statements.

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Half-year report 2025 - Interim management report

Business Overview

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2024, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2025, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Oil prices have softened as OPEC+ accelerates the unwinding of its 2.2 Mb/d voluntary production cuts and demand growth is subdued amidst a high level of economic and geopolitical uncertainty. Drilling activity, however, has remained relatively resilient, although there has been some reduction in oil drilling in the United States, Canada and Saudi Arabia. Mexico, with the recent financing of Pemex, may start to recover some activity after its extended decline.

Following the recent increase in tariffs on imports of steel products from 25% to 50%, we expect U.S. OCTG imports to reduce from the high levels of the first half and U.S. OCTG prices to increase over time.

For the second half, as anticipated in our last conference call, our sales will show a moderate decline compared to the first half reflecting lower drilling activity and a lower contribution from line pipe projects. Our margins will also be affected by the recent increase in tariff costs.

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Half-year report 2025 - Interim management report

Results of Operations

Selected income statement data

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2025		2024
		%		%
Net sales	6,007,884	100.0	6,763,221	100.0
Cost of sales	(3,934,494)	(65.5)	(4,277,666)	(63.2)
Gross profit	2,073,390	34.5	2,485,555	36.8
Selling, general and administrative expenses	(940,698)	(15.7)	(1,004,820)	(14.9)
Other operating income	16,105	0.3	25,485	0.4
Other operating expenses	(16,150)	(0.3)	(182,847)	(2.7)
Operating income	1,132,647	18.9	1,323,373	19.6
Finance income	142,113	2.4	125,173	1.9
Finance cost	(21,457)	(0.4)	(36,305)	(0.5)
Other financial results, net	(53,735)	(0.9)	(56,447)	(0.8)
Income before equity in earnings of non-consolidated companies and income tax	1,199,568	20.0	1,355,794	20.0
Equity in earnings (losses) of non-consolidated companies	46,686	0.8	(34,340)	(0.5)
Income before income tax	1,246,254	20.7	1,321,454	19.5
Income tax	(186,684)	(3.1)	(223,003)	(3.3)
Income for the period	1,059,570	17.6	1,098,451	16.2

Attributable to:
Shareholders' equity	1,038,254	17.3	1,072,166	15.9
Non-controlling interests	21,316	0.4	26,285	0.4
	1,059,570		1,098,451

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2025	2024
Current assets	9,156,898	9,236,180
Property, plant and equipment, net	6,168,254	6,121,471
Other non-current assets	5,082,406	5,092,474
Total assets	20,407,558	20,450,125

Current liabilities	2,681,440	2,636,657
Non-current borrowings	4,361	11,399
Deferred tax liabilities	472,640	503,941
Other non-current liabilities	454,458	484,293
Total liabilities	3,612,899	3,636,290

Capital and reserves attributable to shareholders' equity	16,583,542	16,593,257
Non-controlling interests	211,117	220,578
Equity	16,794,659	16,813,835
Total liabilities and equity	20,407,558	20,450,125

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Half-year report 2025 - Interim management report

Six-month period ended June 30, 2025, compared to six-month period ended June 30, 2024

Summary

Our sales in the first half of 2025 decreased 11% compared to the first half of 2024 as volumes of tubular products shipped decreased 5% and tubes average selling prices decreased 7% due to price declines in North America. Following the decrease in sales, EBITDA margin declined from 26.7%, excluding a $171 million provision, to 23.8% and EBITDA declined 21%. While net income declined 4% year on year, earnings per share increased 4% following the reduction of outstanding shares due to the share buyback.

Cash flow provided by operating activities amounted to $1.5 billion during the first half of 2025, including a reduction in working capital of $250 million. After capital expenditures of $309 million, our free cash flow amounted to $1.2 billion. Following a dividend payment of $600 million and share buybacks for $474 million in the semester, our net cash position amounted to $3.7 billion at the end of June 2025.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,				Increase / Decrease
	2025		2024
Tubes	5,686	95%	6,421	95%	(11%)
Others	322	5%	342	5%	(6%)
Total	6,008	100%	6,763	100%	(11%)

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase / Decrease
	2025	2024
Seamless	1,578	1,582	0%
Welded	390	496	(21%)
Total	1,969	2,078	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase / Decrease
Net sales	2025	2024
- North America	2,647	3,028	(13%)
- South America	1,083	1,216	(11%)
- Europe	423	522	(19%)
- Asia Pacific, Middle East and Africa	1,532	1,656	(7%)
Total net sales	5,686	6,421	(11%)
Services performed on third parties tubes ($ million)	211	294	(28%)
Operating income	1,068	1,219	(12%)
Operating income (% of sales)	18.8%	19.0%

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Half-year report 2025 - Interim management report

Net sales of tubular products and services decreased 11% to $5,686 million in the first half of 2025, compared to $6,421 million in the first half of 2024 due to a 5% decrease in volumes and a 7% decrease in average selling prices due to price declines in North America. Average drilling activity in the first half of 2025 decreased 4% in the United States and Canada and 7% internationally compared to the first half of 2024.

Operating results from tubular products and services amounted to a gain of $1,068 million in the first half of 2025 compared to a gain of $1,245 million in the first half of 2024. In first six months of 2024 our Tubes operating income included a $171 million charge for litigations related to the acquisition of a participation in Usiminas and a $39 million gain from the positive resolution of legal claims in Mexico and Brazil. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on margins.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase / Decrease
	2025	2024
Net sales	322	342	(6%)
Operating income	65	78	(17%)
Operating income (% of sales)	20.2%	23.0%

Net sales of other products and services decreased 6% to $322 million in the first half of 2025, compared to $342 million in the first half of 2024. The decline in sales is related to lower sales of sucker rods, coiled tubing and excess raw materials, partially offset by an increase in the sale of oilfield services in Argentina.

Operating results from other products and services amounted to a gain of $65 million in the first half of 2025, compared to a gain of $78 million in the first half of 2024. Results were mainly derived from our oilfield services business in Argentina and from the sale of sucker rods.

Selling, general and administrative expenses, or SG&A, declined from $1,005 million in the first half of 2024 to $941 million in the first half of 2025, however they increased from 14.9% to 15.7% of sales. The decline in SG&A expenses is mainly due to lower taxes, labor costs and depreciation and amortization.

Other operating results amounted to a loss of $50 thousand in the first half of 2025, compared to a loss of $157 million in the first half of 2024. In the first six months of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $67 million in the first half of 2025, compared to a gain of $32 million in the first half of 2024. While net finance income increased in the first six months of 2025 due to a stronger net financial position, foreign exchange results were negative, compared to the positive impact recorded in the same period of 2024. In the first half of 2024 other financial results were negatively affected by a cumulative loss of the U.S. dollar denominated Argentine bond previously recognized in other comprehensive income.

Equity in earnings (losses) of non-consolidated companies generated a gain of $47 million in the first half of 2025, compared to a loss of $34 million in the first half of 2024. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and in the first six months of 2024 were negatively affected by an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax amounted to a charge of $187 million in the first half of 2025, compared to $223 million in the first half of 2024. The lower income tax charge reflects the reduction in results at several subsidiaries.

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Half-year report 2025 - Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2025	2024
Net cash provided by operating activities	1,494	1,822
Net cash used in investing activities	(351)	(1,298)
Net cash used in financing activities	(1,230)	(1,272)
Decrease in cash and cash equivalents	(87)	(748)

Cash and cash equivalents at the beginning of the period	661	1,617
Effect of exchange rate changes	(3)	(20)
Decrease in cash and cash equivalents	(87)	(748)
Cash and cash equivalents at period end (net of overdrafts)	571	849

Cash and cash equivalents at period end (net of overdrafts)	571	849
Bank overdrafts	1	2
Other current investments	2,483	2,452
Non-current investments	1,003	1,121
Current Borrowings	(320)	(560)
Non-current borrowings	(4)	(21)
Derivatives hedging borrowings and investments	(4)	-
Net cash	3,729	3,843

Net cash provided by operating activities during the first half of 2025 amounted to $1.5 billion (including a reduction in working capital of $250 million), compared to cash provided by operations of $1.8 billion (net of a reduction in working capital of $276 million) in the first half of 2024.

Capital expenditures amounted to $309 million in the first half of 2025, compared to $333 million in the first half of 2024. Free cash flow amounted to $1.2 billion in the first half of 2025, compared to $1.5 billion in the first half of 2024.

Following a dividend payment of $600 million in May 2025 and share buybacks of $474 million during the first half of 2025, our net cash position amounted to $3.7 billion at the end of June 2025.

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Half-year report 2025 - Interim management report

Other Significant Events of the Period

Annual General Meeting of Shareholders

On May 6, 2025, the Company’s annual general meeting of shareholders approved all resolutions on its agenda.

Among other resolutions adopted at the annual general meeting, shareholders acknowledged the Company’s consolidated annual report for the year ended December 31, 2024, which includes the consolidated management report containing the financial and non-financial information required by applicable law, and the related management certifications and external auditors’ reports on the 2024 consolidated financial statements, annual accounts and sustainability statement. The shareholders also approved the consolidated financial statements as of and for the year ended December 31, 2024, and the annual accounts as of December 31, 2024.

The shareholders also approved an annual dividend of $0.83 per share (or $1.66 per ADS), which represents an aggregate sum of approximately $0.9 billion, and which includes the interim dividend of $0.27 per share ($0.54 per ADS), or approximately $0.3 billion, paid in November 2024. Tenaris paid the balance of the annual dividend in the amount of $0.56 per share entitled to dividends (or $1.12 per ADS), in U.S. dollars, which represents approximately US$0.6 billion, on May 21, 2025; with a record date of May 20, 2025, and an ex-dividend date of May 19, 2025, for securities listed in Europe and Mexico and an ex-dividend of May 20, 2025 for securities listed in the United States.

The annual meeting resolved to maintain the number of directors at eleven and to re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Molly Montgomery, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the Board of Directors. All board members will hold office until the meeting that will be convened to decide on the 2025 annual accounts. In a subsequent meeting, the board of directors re-elected Mr. Simon Ayat, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba continuing to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board for the year ending December 31, 2025, and the Compensation Report for the year 2024. The shareholders appointed Forvis Mazars, Cabinet de révision agreé, as the Company’s statutory auditor for the fiscal year ending December 31, 2025, and approved their corresponding fees for audit and audit-related services.

Finally, the annual meeting renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors within the limit of the shareholders’ authorization.

Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders held immediately after the annual general meeting, also approved all resolutions on its agenda. The extraordinary meeting resolved to approve the cancellation of 90,762,598 ordinary shares held in treasury by the Company acquired throughout the share buyback programs and resolved to approve the corresponding reduction of the issued share capital. As a result, effective May 6, 2025, the share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share). In addition, the extraordinary general meeting of shareholders resolved to renew the validity period of the authorized unissued share capital, and granted related authorizations and waivers, including to suppress or limit pre-emptive subscription rights by the existing shareholders. The extraordinary meeting also approved the corresponding amendments to article 5 of the articles of association to reflect the adopted resolutions.

Copies of the minutes of the annual general meeting and extraordinary general meeting, and a copy of the amended articles of association can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

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Half-year report 2025 - Interim management report

Share Buyback Programs

First Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second Share Buyback Program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued share capital as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

Third Share Buyback Program

The Company’s ordinary shareholders meeting held on May 6, 2025, renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

18

Half-year report 2025 - Interim management report

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, up to a maximum of 10% of the Company’s shares.

The third share buyback program is divided into tranches. The first tranche of the program will cover up to $600 million (excluding incidental transaction fees) and will run from June 9, 2025, to (and including) December 8, 2025. Ordinary shares purchased under the third share buyback program will be cancelled in due course. For purposes of carrying out each tranche of the third share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the six-month period ended June 30, 2025, the Company purchased 12,277,261 shares, for approximately $235 million under the second share buyback program and purchased 13,094,268 shares, for approximately $237 million under the third share buyback program.

During the six-month period ended June 30, 2024, the Company purchased 48,873,790 shares, for approximately $831 million (out of which approximately $803 million were paid).

As of June 30, 2025, the Company held in treasury the 13,094,268 ordinary shares repurchased under the third share buyback program. The Company intends to cancel all treasury shares purchased under the third share buyback program in due course.

As of June 30, 2025, and December 31, 2024, the Company held a liability in connection to the treasury shares to be settled under the corresponding share buyback programs, which amounted to $363.3 million and $243.3 million, respectively, valued at fair value.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the Share Buyback Program Section.

19

Half-year report 2025 - Interim management report

Related Party Transactions

Tenaris is a party to several related party transactions which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin S.A., or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see note 22 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Half-year report 2025 - Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board and as adopted by the European Union included in this half year report give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report includes a fair review of the important events that have occurred during the six-month period ended June 30, 2025, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

July 30, 2025

s/ Carlos Gómez Álzaga

Chief Financial Officer

Carlos Gómez Alzaga

July 30, 2025

21

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2025

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended June 30,		Six-month period ended June 30,
		2025	2024	2025	2024
	Notes	(Unaudited)		(Unaudited)
Net sales	3	3,085,672	3,321,677	6,007,884	6,763,221
Cost of sales	4	(2,013,639)	(2,143,614)	(3,934,494)	(4,277,666)
Gross profit		1,072,033	1,178,063	2,073,390	2,485,555
Selling, general and administrative expenses	5	(483,633)	(496,688)	(940,698)	(1,004,820)
Other operating income	6	4,317	9,461	16,105	25,485
Other operating expenses	6	(9,983)	(179,127)	(16,150)	(182,847)
Operating income		582,734	511,709	1,132,647	1,323,373
Finance income	7	63,669	68,884	142,113	125,173
Finance cost	7	(9,712)	(15,722)	(21,457)	(36,305)
Other financial results, net	7	(22,294)	4,021	(53,735)	(56,447)
Income before equity in earnings of non-consolidated companies and income tax		614,397	568,892	1,199,568	1,355,794
Equity in earnings (losses) of non-consolidated companies	8	32,651	(82,519)	46,686	(34,340)
Income before income tax		647,048	486,373	1,246,254	1,321,454
Income tax	9	(105,342)	(138,147)	(186,684)	(223,003)
Income for the period		541,706	348,226	1,059,570	1,098,451

Attributable to:
Shareholders' equity		531,323	335,186	1,038,254	1,072,166
Non-controlling interests		10,383	13,040	21,316	26,285
		541,706	348,226	1,059,570	1,098,451
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,068,721	1,138,138	1,072,974	1,148,838

Basic and diluted earnings per share (U.S. dollars per share)		0.50	0.29	0.97	0.93
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		0.99	0.59	1.94	1.87

(*) Number of outstanding shares as of June 30, 2025, and 2024, were 1,058,900,662 and 1,119,014,949, respectively.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

23

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Income for the period	541,706	348,226	1,059,570	1,098,451
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	90,003	(11,797)	134,752	(37,808)
Change in value of cash flow hedges and instruments at fair value	(17,069)	55,511	(37,664)	158,719
Income tax relating to components of other comprehensive income	5,782	-	21,805	24,591
From participation in non-consolidated companies:
- Currency translation adjustment	9,948	(21,199)	23,530	(27,674)
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	(434)	10,338	2,550	42,158
	88,230	32,853	144,973	159,986
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	380	(6,874)	367	(6,892)
Income tax on items that will not be reclassified	129	2,235	129	2,694
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	128	(324)	26	(681)
	637	(4,963)	522	(4,879)
Other comprehensive income for the period	88,867	27,890	145,495	155,107
Total comprehensive income for the period	630,573	376,116	1,205,065	1,253,558

Attributable to:
Shareholders' equity	619,176	363,244	1,182,252	1,227,707
Non-controlling interests	11,397	12,872	22,813	25,851
	630,573	376,116	1,205,065	1,253,558

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

24

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At June 30, 2025		At December 31, 2024
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,168,254		6,121,471
Intangible assets, net	12	1,362,262		1,357,749
Right-of-use assets, net	13	147,197		148,868
Investments in non-consolidated companies	17	1,575,101		1,543,657
Other investments NC	14	1,009,677		1,005,300
Deferred tax assets		835,954		831,298
Receivables, net		152,215	11,250,660	205,602	11,213,945
Current assets
Inventories, net		3,486,537		3,709,942
Receivables and prepayments, net		244,958		179,614
Current tax assets		415,626		332,621
Contract assets		60,182		50,757
Trade receivables, net		1,892,116		1,907,507
Derivative financial instruments CA	15	2,676		7,484
Other investments C	14	2,482,514		2,372,999
Cash and cash equivalents	14	572,289	9,156,898	675,256	9,236,180
Total assets			20,407,558		20,450,125
EQUITY
Shareholders' equity			16,583,542		16,593,257
Non-controlling interests			211,117		220,578
Total equity			16,794,659		16,813,835
LIABILITIES
Non-current liabilities
Borrowings		4,361		11,399
Lease liabilities	13	94,170		100,436
Derivative financial instruments NCL	15	1,552		-
Deferred tax liabilities		472,640		503,941
Other liabilities		296,990		301,751
Provisions		61,746	931,459	82,106	999,633
Current liabilities
Borrowings		319,919		425,999
Lease liabilities	13	53,917		44,490
Derivative financial instruments CL	15	9,254		8,300
Current tax liabilities		298,803		366,292
Other liabilities		792,982		585,775
Provisions		156,387		119,344
Customer advances		139,751		206,196
Trade payables		910,427	2,681,440	880,261	2,636,657
Total liabilities			3,612,899		3,636,290
Total equity and liabilities			20,407,558		20,450,125

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

25

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835
Income for the period	-	-	-	-	-	-	1,038,254	1,038,254	21,316	1,059,570
Currency translation adjustment	-	-	-	-	133,275	-	-	133,275	1,477	134,752
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	476	-	476	20	496
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(15,859)	-	(15,859)	-	(15,859)
Other comprehensive income of non-consolidated companies	-	-	-	-	23,530	2,576	-	26,106	-	26,106
Other comprehensive income (loss) for the period	-	-	-	-	156,805	(12,807)	-	143,998	1,497	145,495
Total comprehensive income (loss) for the period	-	-	-	-	156,805	(12,807)	1,038,254	1,182,252	22,813	1,205,065
Transfer from other comprehensive income	-	-	-	-	-	(565)	565	-	-	-
Repurchase of own shares (2)	-	(471,678)	-	-	-	-	-	(471,678)	-	(471,678)
Cancellation of own shares (3)	(90,763)	1,590,585	(9,077)	(609,733)	-	-	(881,012)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	(119,972)	-	(119,972)	-	(119,972)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	(780)	(780)
Distribution of dividends	-	-	-	-	-	-	(600,317)	(600,317)	(31,494)	(631,811)
Balance at June 30, 2025	1,071,995	(236,744)	107,199	-	(953,998)	(704,330)	17,299,420	16,583,542	211,117	16,794,659

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2025, there were 1,071,994,930 shares issued. All issued shares are fully paid.

(2) As of June 30, 2025, the Company held 13,094,268 treasury shares, and there were 1,058,900,662 outstanding shares. For more information see note 23.

(3) On May 6, 2025, the extraordinary general meeting of shareholders approved the cancelation of 90,762,598 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

26

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the period	-	-	-	-	-	-	1,072,166	1,072,166	26,285	1,098,451
Currency translation adjustment	-	-	-	-	(37,374)	-	-	(37,374)	(434)	(37,808)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,198)	-	(4,198)	-	(4,198)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (6)	-	-	-	-	-	183,310	-	183,310	-	183,310
Other comprehensive income of non-consolidated companies	-	-	-	-	(27,674)	41,477	-	13,803	-	13,803
Other comprehensive income (loss) for the period	-	-	-	-	(65,048)	220,589	-	155,541	(434)	155,107
Total comprehensive income (loss) for the period	-	-	-	-	(65,048)	220,589	1,072,166	1,227,707	25,851	1,253,558
Repurchase of own shares (2)	-	(830,755)	-	-	-	-	-	(830,755)	-	(830,755)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	(73,238)	-	(73,238)	-	(73,238)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	1,115	1,115
Distribution of dividends	-	-	-	-	-	-	(458,556)	(458,556)	(5,862)	(464,418)
Balance at June 30, 2024	1,162,758	(744,563)	116,276	609,733	(1,055,219)	(456,627)	17,075,772	16,708,130	208,569	16,916,699

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2024, there were 1,162,757,528 shares issued. All issued shares are fully paid.

(2) As of June 30, 2024, the Company held 43,742,579 treasury shares, and there were 1,119,014,949 outstanding shares. For more information see note 23.

(3) On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

(6) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

27

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Six-month period ended June 30,
	Notes	2025	2024
		(Unaudited)
Cash flows from operating activities
Income for the period		1,059,570	1,098,451
Adjustments for:
Depreciation and amortization	11, 12 & 13	296,408	313,951
Bargain purchase gain	6	-	(2,211)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6 & 18	18,527	170,610
Income tax accruals less payments	21	(90,793)	(113,562)
Equity in earnings (losses) of non-consolidated companies	8	(46,686)	34,340
Interest accruals less payments, net	21	(13,039)	(2,635)
Changes in provisions		(1,765)	(4,732)
Changes in working capital (*)	21	250,316	275,518
Others, including net foreign exchange		21,609	52,448
Net cash provided by operating activities		1,494,147	1,822,178

Cash flows from investing activities
Capital expenditures	11 & 12	(309,292)	(333,415)
Changes in advances to suppliers of property, plant and equipment		(5,853)	(10,515)
Cash decrease due to deconsolidation of subsidiaries (**)		(1,848)	-
Acquisition of subsidiaries, net of cash acquired (***)		-	25,946
Loan to joint ventures	17	(1,359)	(2,745)
Proceeds from disposal of property, plant and equipment and intangible assets		57,729	6,135
Dividends received from non-consolidated companies	17	41,348	53,136
Changes in investments in securities		(131,337)	(1,036,752)
Net cash used in investing activities		(350,612)	(1,298,210)

Cash flows from financing activities
Dividends paid	10	(600,317)	(458,556)
Dividends paid to non-controlling interest in subsidiaries		(27,264)	-
Changes in non-controlling interests		-	1,115
Acquisition of treasury shares	23	(473,932)	(803,386)
Payments of lease liabilities		(30,047)	(33,382)
Proceeds from borrowings		476,443	1,195,096
Repayments of borrowings		(574,956)	(1,172,599)
Net cash used in financing activities		(1,230,073)	(1,271,712)

Decrease in cash and cash equivalents		(86,538)	(747,744)

Movement in cash and cash equivalents
At the beginning of the period		660,798	1,616,597
Effect of exchange rate changes		(2,768)	(20,158)
Decrease in cash and cash equivalents		(86,538)	(747,744)
At June 30,		571,492	848,695

		At June 30,
Cash and cash equivalents		2025	2024
Cash and bank deposits		572,289	850,236
Bank overdrafts		(797)	(1,541)
		571,492	848,695

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $36.7 million for the six-month period ended June 30, 2025 and $(11.1) million for the six-month period ended June 30, 2024.

(**) For the six-month period ended June 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the six-month period ended June 30, 2024, related to Mattr’s pipe coating business unit acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2024.

28

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions to the distribution of profits
19	Developments concerning cancelled title deeds in Saudi Steel Pipe Company
20	Foreign exchange control measures in Argentina
21	Cash flow disclosures
22	Related party transactions
23	Share Buyback Programs
24	Tariffs on steel and other imports in the United States

29

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on July 30, 2025.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2024. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the reporting dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets; impairment of investments in associates; income taxes (including recoverability of deferred tax assets); obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and fair value estimation of certain financial instruments. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 36 to our audited Consolidated Financial Statements for the year ended December 31, 2024.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statements under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2024.

If necessary, comparative amounts have been reclassified to conform to changes in presentation in the current period.

None of the accounting pronouncements applicable after December 31, 2024, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

30

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2025 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,055	68	1,123
Difference in cost of sales			17
Differences in selling, general and administrative expenses			(5)
Differences in other operating income (expenses) and others			(2)
IFRS - operating income			1,133
Financial income (expense), net			67
Income before equity in earnings of non-consolidated companies and income tax			1,200
Equity in earnings of non-consolidated companies			47
Income before income tax			1,246
Net Sales	5,686	322	6,008
Depreciation and amortization	287	9	296

Six-month period ended June 30, 2024 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,267	79	1,346
Difference in cost of sales			(23)
Differences in selling, general and administrative expenses			(2)
Differences in other operating income (expenses) and others			2
IFRS - operating income			1,323
Financial income (expense), net			32
Income before equity in earnings of non-consolidated companies and income tax			1,356
Equity in (losses) of non-consolidated companies			(34)
Income before income tax			1,321
Net Sales	6,421	342	6,763
Depreciation and amortization	305	9	314

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

Following the integration of coating activities into its Tubes segment, the Company represented comparative year-to-date segment information amounts accordingly.

Geographical information

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Net sales
North America	2,725,465	3,091,084
South America	1,255,208	1,404,070
Europe	473,972	589,273
Asia Pacific, Middle East and Africa	1,553,239	1,678,794
Total	6,007,884	6,763,221

Allocation of net sales to geographical information is based on the final destination of the products sold.

31

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Canada, Saudi Arabia, Brazil and United Arab Emirates.

No single customer comprised more than 10% of Tenaris’s net sales in the six-month period ended June 30, 2025, and 2024.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the six-month period ended June 30, 2025, and 2024, revenues related to governmental institutions represented approximately 26% and 28%, respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Six-month period ended June 30,
Revenues Tubes	2025	2024
	(Unaudited)
Oil & Gas	5,090	5,762
Oil & Gas processing plants	273	308
Industrial, Power and Others	323	351
Total	5,686	6,421

The table above includes revenues from services performed on third party tubes of $210.8 million and $293.8 million for the six-month period ended June 30, 2025, and 2024, respectively.

4	Cost of sales

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Inventories at the beginning of the period	3,709,942	3,921,097
Changes in inventories due to business combinations (*)	-	(3,584)
Decrease in inventory due to deconsolidation of subsidiaries (**)	(43)	-
Plus: Charges of the period
Raw materials, energy, consumables and other	2,147,144	2,512,092
Services and fees	142,809	245,658
Labor cost	699,194	760,512
Depreciation of property, plant and equipment	227,573	237,633
Amortization of intangible assets	6,639	5,753
Depreciation of right-of-use assets	18,166	15,521
Maintenance expenses	180,139	214,317
Allowance for obsolescence	25,348	13,520
Taxes	131,956	74,209
Other	132,164	115,561
	3,711,089	4,191,192
Less: Inventories at the end of the period	(3,486,537)	(3,834,623)
	3,934,494	4,277,666

(*) For the six-month period ended June 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

(**) For the six-month period ended June 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

32

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Services and fees	94,908	91,329
Labor cost	343,847	363,074
Depreciation of property, plant and equipment	12,528	12,199
Amortization of intangible assets	19,043	23,529
Depreciation of right-of-use assets	12,459	19,316
Freights and other selling expenses	332,417	335,958
Provisions for contingencies	5,952	17,965
Allowances for doubtful accounts	11,083	(1,061)
Taxes	61,753	82,055
Other	46,708	60,456
	940,698	1,004,820

6	Other operating income (expense), net

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Other operating income
Results from sundry assets	4,700	5,600
Net rents	2,136	2,341
Bargain purchase gain	-	2,211
Other income	9,269	15,333
	16,105	25,485
Other operating expenses
Contributions to welfare projects and non-profit organizations	(9,593)	(11,677)
Allowance for doubtful receivables	(222)	(560)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(6,335)	(170,610)
	(16,150)	(182,847)
Other operating income and expenses, net	(45)	(157,362)

Other operating income

Bargain purchase gain: For the six-month period ended June 30, 2024, related to Mattr’s pipe coating business unit acquisition.

Other operating expenses

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: For the six-month period ended June 30, 2025 and 2024, this item relates to the provision described in note 18, without reflecting any net foreign exchange result associated thereto.

33

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Interest income	129,757	123,181
Net result on changes in FV of financial assets at FVTPL	12,356	1,992
Finance income	142,113	125,173
Finance cost	(21,457)	(36,305)
Net foreign exchange transactions results	(30,984)	22,709
Net foreign exchange derivatives contracts results	(6,671)	(4,131)
Other	(16,080)	(75,025)
Other financial results, net	(53,735)	(56,447)
Net financial results	66,921	32,421

Finance income: For the six-month period ended June 30, 2025, includes $16.0 million of interest related to instruments carried at FVTPL and includes $47.4 million of interest related to instruments carried at FVTOCI.

For the six-month period ended June 30, 2024, includes $26.5 million of interest related to instruments carried at FVTPL and includes $37.8 million of interest related to instruments carried at FVTOCI.

Net foreign exchange transaction results: For the six-month period ended June 30, 2025, mainly related to the Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities partially offset by currency translation adjustment reserve.

For the six-month period ended June 30, 2024, mainly related to the Argentine Peso depreciation against the U.S. dollar on Argentine Peso denominated liabilities.

Other: For the six-month period ended June 30, 2025, includes a loss of approximately $15.8 million related to fees paid in connection with a collection of $242.4 million involving Petróleos Mexicanos (“Pemex”) and the Company’s Mexican subsidiary Tubos de Acero de Mexico S.A. (“Tamsa”).

For the six-month period ended June 30, 2024, mainly relates to the cumulative result of the U.S. dollar denominated Argentine bonds previously recognized in Other Comprehensive Income. For more information see note 20.

8	Equity in earnings of non-consolidated companies

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
From non-consolidated companies	46,686	(34,340)
	46,686	(34,340)

From non-consolidated companies: For the six-month period ended June 30, 2025, and 2024, includes a loss of $9.0 million and $82.6 million related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas related to our investment in Ternium.

9	Income tax

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Current tax	(221,455)	(389,392)
Deferred tax	34,771	166,389
	(186,684)	(223,003)

The Tenaris group of companies falls within the scope of the OECD Pillar Two model rules. Pillar Two domestic legislation came into effect in Luxembourg, the jurisdiction in which the Company is organized, as from January 1, 2024. The group applies the exception not to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. In the six-month period ended June 30, 2025 and 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $11.3 million and $34.7 million, respectively.

34

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

10	Dividend distribution

On May 6, 2025, the Company’s shareholders approved an annual dividend in the amount of $0.83 per outstanding share ($1.66 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 20, 2024, in the amount of $0.27 per outstanding share ($0.54 per ADS). The balance, amounting to $0.56 per outstanding share ($1.12 per ADS), was paid on May 21, 2025, for an amount of approximately $0.6 billion. In the aggregate, the interim dividend paid in November 2024 and the balance paid in May 2025 amounted to approximately $0.9 billion.

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 22, 2023, in the amount of $0.20 per outstanding share ($0.40 per ADS). The balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $0.5 billion. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $0.7 billion.

11	Property, plant and equipment, net

	2025	2024
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,121,471	6,078,179
Currency translation adjustment	70,647	(17,787)
Changes due to business combinations (*)	-	(10,463)
Additions	279,044	305,312
Disposals / Consumptions (**)	(63,486)	(8,926)
Transfers / Reclassifications	1,053	(4,129)
Decrease due to deconsolidation (***)	(374)	-
Depreciation charge	(240,101)	(249,832)
At June 30,	6,168,254	6,092,354

(*) For the six-month period ended June 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

(**) For the six-month period ended June 30, 2025, includes the unwinding of certain land plots in Saudi Arabia. For more information see note 19.

(***) For the six-month period ended June 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $31.0 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 18.

In addition, as of June 30, 2025, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $144.8 million. These assets are held in Saudi Arabia by the Company’s subsidiary Global Pipe Company, in which Saudi Steel Pipe Company (“SSPC”) holds a 57.3% interest.

35

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

12	Intangible assets, net

	2025	2024
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,357,749	1,377,110
Currency translation adjustment	1,000	(142)
Changes due to business combinations (*)	-	(28,212)
Additions	30,248	28,103
Transfers / Reclassifications	(1,053)	4,129
Amortization charge	(25,682)	(29,282)
At June 30,	1,362,262	1,351,706

(*) For the six-month period ended June 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2025	2024
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	148,868	132,138
Currency translation adjustment	1,090	(247)
Additions	33,419	59,124
Disposals / Consumptions	(5,555)	(1,094)
Depreciation charge	(30,625)	(34,837)
At June 30,	147,197	155,084

Right-of-use assets, net by underlying category

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Land and Civil Buildings	27,818	29,735
Industrial Buildings, Plant and Production Equipment	90,984	91,002
Vehicles, furniture and fixtures	26,402	25,650
Others	1,993	2,481
	147,197	148,868

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2025	2024
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	144,926	134,432
Translation differences	5,200	(2,399)
Changes due to business combinations (*)	-	(37)
Additions	33,308	58,811
Cancellations	(5,844)	(1,618)
Repayments of lease liabilities including interests (**)	(32,616)	(35,725)
Interest accrued	3,113	2,889
At June 30,	148,087	156,353

(*) For the six-month period ended June 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition.

(**) For the six-month period ended June 30, 2025, includes repayments of $30.0 million in capital and $2.6 million of interest.

For the six-month period ended June 30, 2024, includes repayments of $33.4 million in capital and $2.3 million of interest.

36

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of June 30, 2025, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 36%, 40% and 24%, respectively.

As of June 30, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 30%, 46% and 24%, respectively.

14	Cash and cash equivalents and other investments

	At June 30,	At December 31,
	2025	2024
Cash and cash equivalents	(Unaudited)
Cash at banks	133,780	290,901
Liquidity funds	380,849	355,044
Short-term investments	57,660	29,311
	572,289	675,256

Other investments - current
Bonds and other fixed income	1,134,287	1,273,673
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	948,980	722,328
Fund investments	399,247	376,998
	2,482,514	2,372,999
Other investments - non-current
Bonds and other fixed income	898,097	857,959
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	104,426	140,292
Others	7,154	7,049
	1,009,677	1,005,300

As of June 30, 2025, Other Investments – non-current includes financial assets with a carrying amount of $102 million that are subject to a lending agreement with a financial institution. Under applicable contractual terms, Tenaris retains substantially all the risks and rewards of ownership of the financial assets and has not received any collateral in connection to them. The fee received is recognized as a gain within financial results, as interest income.

15	Derivative financial instruments

	At June 30,	At December 31,
	2025	2024
	(Unaudited)
Derivatives hedging borrowings and investments	106	-
Other derivatives	2,570	7,484
Contracts with positive fair values	2,676	7,484

Derivatives hedging borrowings and investments	3,804	-
Other derivatives	7,002	8,300
Contracts with negative fair values	10,806	8,300

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

37

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

16	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2025, and December 31, 2024.

	Carrying	Measurement Categories		At Fair Value
June 30, 2025 - (Unaudited)	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	572,289	191,440	380,849	380,849	-	-
Other investments	2,482,514	948,980	1,533,534	1,533,534	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	948,980	948,980	-	-	-	-
Bonds and other fixed income	1,134,287	-	1,134,287	1,134,287	-	-
Fund investments	399,247	-	399,247	399,247	-	-
Derivative financial instruments	2,676	-	2,676	-	2,676	-
Other Investments Non-current	1,009,677	104,426	905,251	898,097	-	7,154
Bonds and other fixed income	898,097	-	898,097	898,097	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	104,426	104,426	-	-	-	-
Other investments	7,154	-	7,154	-	-	7,154
Trade receivables	1,892,116	1,892,116	-	-	-	-
Receivables C and NC	457,355	196,036	-	-	-	-
Other receivables	196,036	196,036	-	-	-	-
Other receivables (non-financial)	261,319	-	-	-	-	-
Total		3,332,998	2,822,310	2,812,480	2,676	7,154
Liabilities
Borrowings C and NC	324,280	324,280	-	-	-	-
Trade payables	910,427	910,427	-	-	-	-
Other liabilities C and NC	1,089,972	5,856	363,256	-	-	363,256
Other liabilities (*)	369,112	5,856	363,256	-	-	363,256
Other liabilities (non-financial)	720,860	-	-	-	-	-
Lease Liabilities C and NC	148,087	148,087	-	-	-	-
Derivative financial instruments	10,806	-	10,806	-	10,806	-
Total		1,388,650	374,062	-	10,806	363,256

	Carrying	Measurement Categories		At Fair Value
December 31, 2024	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	675,256	320,212	355,044	355,044	-	-
Other investments	2,372,999	722,328	1,650,671	1,650,671	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	722,328	-	-	-	-
Bonds and other fixed income	1,273,673	-	1,273,673	1,273,673	-	-
Fund investments	376,998	-	376,998	376,998	-	-
Derivative financial instruments	7,484	-	7,484	-	7,484	-
Other Investments Non-current	1,005,300	140,292	865,008	857,959	-	7,049
Bonds and other fixed income	857,959	-	857,959	857,959	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	140,292	-	-	-	-
Other investments	7,049	-	7,049	-	-	7,049
Trade receivables	1,907,507	1,907,507	-	-	-	-
Receivables C and NC	435,973	191,058	-	-	-	-
Other receivables	191,058	191,058	-	-	-	-
Other receivables (non-financial)	244,915	-	-	-	-	-
Total		3,281,397	2,878,207	2,863,674	7,484	7,049
Liabilities
Borrowings C and NC	437,398	437,398	-	-	-	-
Trade payables	880,261	880,261	-	-	-	-
Other liabilities C and NC	887,526	31,985	243,264	-	-	243,264
Other liabilities (*)	275,249	31,985	243,264	-	-	243,264
Other liabilities (non-financial)	612,277	-	-	-	-	-
Lease Liabilities C and NC	144,926	144,926	-	-	-	-
Derivative financial instruments	8,300	-	8,300	-	8,300	-
Total		1,494,570	251,564	-	8,300	243,264

(*) Includes liability related to the share buyback programs. See note 23 to these Consolidated Condensed Interim Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Consolidated Condensed Interim Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

38

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of June 30, 2025, and December 31, 2024, main balances in this level include a liability related to the shares to be settled under the share buyback programs. Unobservable inputs related to this balance include assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buyback program itself. A reasonable change in the inputs used would have not affected the fair value of the liability materially. For more information see note 23.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 99.3% of its carrying amount including interests accrued as of June 30, 2025, as compared with 98.3% as of December 31, 2024. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
At the beginning of the period	1,543,657	1,608,804
Translation differences	23,530	(27,674)
Equity in earnings / (losses) of non-consolidated companies	46,686	(34,340)
Dividends and distributions received	(41,348)	(50,537)
Increase in equity reserves and others	2,576	41,477
At the end of the period	1,575,101	1,537,730

Dividends and distributions received: During the six-month period ended June 30, 2025 and 2024, $41.3 million and $53.1 million were respectively collected. These dividends are derived from our investments in Ternium and Usiminas.

39

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s suppliers of round steel bars and flat steel products for its pipes business.

As of June 30, 2025, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $30.10 per ADS, giving Tenaris’s ownership stake a market value of approximately $691.4 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,382.1 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2025, the Company concluded that the carrying amount of its investment in Ternium did not exceed its recoverable value.

b)	Usiminas

Usiminas (“Usinas Siderúrgicas de Minas Gerais”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of June 30, 2025, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A., was BRL4.14 ($0.76) and BRL4.12 ($0.75), respectively, giving Tenaris’s ownership stake a market value of approximately $37.0 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $ 121.8 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2025, the Company concluded that the carrying amount of its investment in Usiminas did not exceed its recoverable value.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of June 30, 2025, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of June 30, 2025, the carrying value of Tenaris’s ownership stake in Techgen was approximately $67.2 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of June 30, 2025, Tenaris’s exposure under these agreements amounted to $34.7 million and $16.4 million, respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of June 30, 2025, the aggregate outstanding principal amount under these subordinated loans was $312.7 million, of which $68.8 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintaining a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of June 30, 2025, amounted to $9.7 million.

40

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued any provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is a party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

41

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

CSN made several submissions in connection with the SCJ March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through June 30, 2025, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL588.8 million (approximately $107.9 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed a request for extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution of the matter.

▪	Veracel Celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

42

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL116.8 million (approximately $21.4 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL100.2 million (approximately $18.4 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On September 9, 2024, Veracel filed a motion for clarification, which was responded by Confab on October 23, 2024, and remains pending decision. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

▪	Petrobras-related proceedings and claims

Upon learning of certain government investigations as to whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016, conducted, with the assistance of external counsel, an internal investigation, and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same event against, among others, Confab and the Confab executives named in the criminal proceedings referred to above.

The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab became aware of these civil claims in September 2022 and filed its defense in February 2025, among other things, requesting the suspension of the case until a final decision is made on the jurisdiction and the dismissal on the merits of the claims made by Petrobras and the public prosecutors. As of June 30, 2025, the aggregate amount of these claims was estimated at BRL199.1 million (or approximately $36.5 million). Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company, based on the advice of legal counsel, cannot predict the outcome of these civil proceedings.

43

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“Controladoria-Geral da União or CGU”), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities. Potential outcomes of an adverse CGU decision include a declaration of ineligibility for contracting with the Brazilian state for up to six years. Confab received notice in February 2025 and believes that the CGU’s allegations do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. On April 7, 2025, Confab filed its defense and contested the allegations. At this stage, the Company, based on the advice of legal counsel, cannot predict the outcome of these administrative proceedings.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL64.4 million (approximately $11.8 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. The proceedings are ongoing. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. Antidumping Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on October 27, 2022, the International Trade Commission (“ITC”) determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, and pending the outcome of the referenced appeals, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the administrative review process. In the first administrative review covering the period from May 11, 2022, to October 31, 2023, the DOC issued preliminary determinations with respect to imports from both Argentina and Mexico.

44

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina, announcing a final antidumping rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. The right to appeal against the DOC’s final determination expired on July 14, 2025, and no appeal was filed. The DOC has to instruct the customs authorities to proceed with liquidation at the corresponding assessment rate of Tenaris’s imports from Argentina that occurred between May 11, 2022, and October 31, 2023, when existing injunctions derived from the appeals referred to in the previous paragraph are lifted. The resulting gain will be recognized if and when these two conditions have been met.

The final determination for imports from Mexico is expected by early September 2025. As a result of these periodic reviews, the deposit rates on future imports can be expected to change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris in whole or in part, or may be increased.

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company are parties into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2025, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $26.0 million.

▪	A Mexican subsidiary of the Company is a party to a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪ A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024, and in October 2024, agreed a renovation until December 31, 2025. As of June 30, 2025, the estimated aggregate contract amount calculated at current prices was approximately $30.8 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products have been made since 2023.

▪	Certain subsidiaries of the Company are parties to a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $21.6 million in case of early termination. The contract will be in effect until June 30, 2029.

▪	Certain subsidiaries of the Company entered into short-term agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of June 30, 2025, the amount related to these commitments was $19.4 million.

▪	An Argentine subsidiary of the Company entered into short-term agreements with COARCO S.A. for execution of civil and electrical works, including auxiliary services, related with the construction of a wind farm in Argentina. As of June 30, 2025, the remaining amount related to these commitments was $5.1 million.

45

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	A U.S. subsidiary of the Company is party to a one-year agreement with U.S. Steel Corporation under which it is committed to take or pay on a monthly basis a specified minimum volume of steel billets, at prices calculated on a monthly basis. As of June 30, 2025, the estimated aggregate contract amount, calculated at current prices, stands at approximately $7.9 million.

▪	An Argentine subsidiary of the Company is party to a contract with Usiminas from which it committed to purchase steel coils to manufacture welded pipes for the VMOS project in the Vaca Muerta shale formation in Argentina. As of June 30, 2025, remaining purchases amounted to approximately $31.1 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $4.0 billion as of June 30, 2025.

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of June 30, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company repurchased during the first tranche of the initial share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company repurchased during the second, third and fourth tranches of the first share buyback program and throughout the second share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

19	Developments concerning cancelled title deeds in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order. The affected land plots, which were not part of SSPC’s production facility and have a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The land purchase transaction occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated, with no resolution having been issued to date.

On April 28, 2025, SSPC concluded a settlement with the sellers of the land plots purchased in 2010. Pursuant to the settlement, the land purchase transaction was unwound, and the sellers paid an aggregate amount of SAR211 million (or approximately $56.2 million) in cash. Additionally, the sellers released SSPC from any claim on the lands or its title deeds and assumed all rights and obligations related to the pending petition. The financial effect of this settlement has been reflected in these financial statements.

46

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

20	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

▪	Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

▪	Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.

▪	Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.

▪	Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine company to access the MULC. It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

Since April 14, 2025, the Argentine government established a trading band allowing the Argentine peso to float between 1,000 and 1,400 against the U.S. Dollar. The upper level of the band will increase by 1% per month and the lower level of the band will decrease by 1% per month. In addition, the Argentine Central Bank is allowed to sell foreign currency when the market price hits the upper level and is allowed to purchase foreign currency (to increase its foreign reserves) within the band and below its lower level.

Tenaris’s financial position in Argentine pesos as of June 30, 2025, amounted to a net short exposure of approximately $28.1 million, while Argentine subsidiaries held U.S. dollar-denominated Argentine bonds for an aggregated value of $99.3 million. In an event of an additional devaluation these companies will suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a further devaluation of the Argentine peso against the U.S. dollar.

As of June 30, 2025, the total equity of Argentine subsidiaries represented approximately 12% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the six-month period ended June 30, 2025, amounted approximately to 16% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of June 30, 2025, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

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Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Cash flow disclosures

		Six-month period ended June 30,
		2025	2024
		(Unaudited)
(i)	Changes in working capital (*)
	Inventories	266,685	69,939
	Receivables and prepayments, contract assets and current tax assets	(83,632)	12,341
	Trade receivables	52,994	282,130
	Other liabilities and current tax liabilities	83,782	(26,893)
	Customer advances	(70,595)	19,799
	Trade payables	1,082	(81,798)
		250,316	275,518
(ii)	Income tax accruals less payments
	Tax accrued	186,684	223,003
	Taxes paid	(277,477)	(336,565)
		(90,793)	(113,562)
(iii)	Interest accruals less payments, net
	Interest accrued, net	(120,656)	(88,868)
	Interest received	121,668	120,079
	Interest paid	(14,051)	(33,846)
		(13,039)	(2,635)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

22	Related party transactions

As of June 30, 2025:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 66.57% of the Company’s share capital and 67.39% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s share capital and voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties that are not non-consolidated parties are disclosed as “other related parties”.

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Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Six-month period ended June 30,
		2025	2024
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	9,597	27,303
	Sales of goods to other related parties	40,771	45,840
	Sales of services and others to associated companies	2,170	495
	Sales of services and others to joint ventures	70	70
	Sales of services and others to other related parties	84,023	71,719
		136,631	145,427
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	97,151	87,706
	Purchases of goods to joint ventures	30,408	(303)
	Purchases of goods to other related parties	12,965	38,616
	Purchases of services and others to associated companies	8,161	9,000
	Purchases of services and others to other related parties	27,563	17,736
		176,248	152,755
	(c) Financial Results
	Income from joint ventures	2,964	3,094
		2,964	3,094
	(d) Dividends
	Dividends received from associated companies	41,348	50,537
	Dividends distributed to Techint Holdings S.àr.l.	399,619	285,469

		At June 30,	At December 31,
		2025	2024
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	4,074	3,133
	Receivables from joint ventures	69,642	68,759
	Receivables from other related parties	42,668	47,713
	Payables to associated companies	(27,013)	(23,531)
	Payables to joint ventures	(5,304)	(52)
	Payables to other related parties	(4,706)	(12,165)
		79,361	83,857
	(b) Financial debt
	Lease liabilities from associated companies	(1,031)	(1,026)
	Lease liabilities from other related parties	(216)	(260)
		(1,247)	(1,286)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

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Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

23	Share Buyback Programs

First Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second Share Buyback Program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued share capital as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

50

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

Third Share Buyback Program

The Company’s ordinary shareholders meeting held on May 6, 2025, renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, up to a maximum of 10% of the Company’s shares.

The third share buyback program is divided into tranches. The first tranche of the program will cover up to $600 million (excluding incidental transaction fees) and will run from June 9, 2025, to (and including) December 8, 2025. Ordinary shares purchased under the third share buyback program will be cancelled in due course. For purposes of carrying out each tranche of the third share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the six-month period ended June 30, 2025, the Company purchased 12,277,261 shares, for approximately $235 million under the second share buyback program and purchased 13,094,268 shares, for approximately $237 million under the third share buyback program.

During the six-month period ended June 30, 2024, the Company purchased 48,873,790 shares, for approximately $831 million (out of which approximately $803 million were paid).

As of June 30, 2025, the Company held in treasury the 13,094,268 ordinary shares repurchased under the third share buyback program. The Company intends to cancel all treasury shares purchased under the third share buyback program in due course.

As of June 30, 2025, and December 31, 2024, the Company held a liability in connection to the treasury shares to be settled under the corresponding share buyback programs, which amounted to $363 million and $243 million, respectively, valued at fair value.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the Share Buyback Program Section.

24	Tariffs on steel and other imports in the United States

On February 1, 2025, the U.S. government announced the imposition of flat tariffs applicable to all products imported from Mexico and Canada, but subsequently suspended the effectiveness of such tariffs, citing ongoing trade negotiations.

On February 10, 2025, the U.S. government announced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company. These charges include the extension of a 25% tariff to all imported steel products, which became effective on March 12, 2025, pursuant to a phased-in implementation plan, initially applying to raw steel products, with downstream (“derivative”) products being subject to the tariff starting June 1, 2025. Exclusions that currently exempt specific products and countries from the existing tariffs would end under the announced plan. On June 4, the U.S. government increased these tariffs to 50%, with the exception of steel imports from the United Kingdom whose tariffs remain at 25%, and on June 16, 2025, extended the list of steel derivative products to which the tariffs apply.

51

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2025 - all amounts in thousands of U.S. dollars, unless otherwise stated

These announced U.S. tariffs on steel imports and other tariffs, including those arising under a reciprocal tariff regime announced by the U.S. government on April 2, 2025 (currently suspended until August 1, 2025, to give time for the negotiation of trade agreements with the countries involved) or under the retaliatory measures enacted by other countries, could affect market prices and dynamics, supply chains, and cost structures. However, implementation is still uncertain. Negotiations with trading partners on this matter are ongoing, with some more advanced than others. The potential for litigation or international retaliation introduces further uncertainties. In this context, the Company is unable at this time to predict the evolution or ultimate outcome of these developments, or to quantify the impact that the announced measures, if maintained, would have on its business or financial condition.

Carlos Gómez Álzaga

Chief Financial Officer

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Half-year report 2025 - Interim management report

EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charge +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charge/(reversal)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2025	2024
Income for the period	1,059,570	1,098,451
Income tax	186,684	223,003
Equity in (losses) earnings of non-consolidated companies	(46,686)	34,340
Financial Results	(66,921)	(32,421)
Depreciation and amortization	296,408	313,951
EBITDA	1,429,055	1,637,324

Net cash / (debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2025	2024
Cash and cash equivalents	572,289	850,236
Other current investments	2,482,514	2,452,375
Non-current investments	1,002,523	1,120,834
Derivatives hedging borrowings and investments	(3,698)	-
Current borrowings	(319,919)	(559,517)
Non-current borrowings	(4,361)	(21,386)
Net cash / (debt)	3,729,348	3,842,542

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Half-year report 2025 - Interim management report

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2025	2024
Net cash provided by operating activities	1,494,147	1,822,178
Capital expenditures	(309,292)	(333,415)
Free Cash Flow	1,184,855	1,488,763

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